January 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC  20549

Attention:                 Rufus Decker

Ernest Greene

Re:                             Universal Hospital Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Form 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and

September 30, 2009

File No. 0-20086

Dear Mr. Decker:

Set forth below are the responses of Universal Hospital Services, Inc. (the “Company”) to the comments raised in the letter dated December 23, 2009 from the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings.  The additional disclosures and other revisions contained in our responses will be included in future filings.  For reference purposes, the Staff’s comments have been reproduced below, followed by the Company’s response to each comment.  We appreciate the time and effort the Staff has dedicated to reviewing our disclosures.

Form 10-K for the Year Ended December 31, 2008

General

1.               Staff’s Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where your comment letter requests additional disclosures or other revisions for numbered comments 2 through 13, we present below such revisions as we intend them to appear in our December 31, 2009 Form 10-K or, as appropriate, our Form 10-Q for the quarter ending March 31, 2010 as well as our future filings.

Selected Financial Data, page 30

2.               Staff’s Comment:  We note your reference to the Non-GAAP financial measure of EBITDA on pages 31 and 45 of your filing.  Please enhance your disclosure to provide the following:

•                  Please disclose why management believes that EBITDA is a useful measure in accordance with Item 10 (e)(i)(C) of Regulation S-K; and

•                  Please tell us whether you use EBITDA as a performance measure or as a liquidity measure.  If you use EBITDA as a liquidity measure, please discuss the measure in reference to your liquidity instead of in your results of operations.

Response:  We use EBITDA as a performance measure.  We will expand the disclosure in future filings substantially as follows (to include the following underlined additions), based on the disclosure that appears in footnote 1 on page 31 and on page 45 of the Company’s Form 10-K for the year ended December 31, 2008:

“EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.  In addition to using EBITDA internally as measure of operational performance, the Company discloses it externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures.  EBITDA, however, is not a measure of financial performance under Generally Accepted Accounting Principals (“GAAP”) and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity.  Because EBITDA is not a measure of GAAP and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.  EBITDA does not represent an amount of funds that is available for management’s discretionary use.  See note 2 below for a reconciliation of net cash provided by operating activities to EBITDA.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

3.               Staff’s Comment:  We note your reference to the Non-GAAP financial measure of gross margin, before purchase accounting adjustments on page 35.  Please enhance your disclosure to provide the following:

•                  Please disclose why management believes that gross margin, before purchase accounting adjustments is a useful measure; and

•                  Please disclose any additional purposes that you use this Non-GAAP financial measure for that are not disclosed already.

Refer to Item 10(e) of Regulation S-K.

Response:  We will expand our disclosure in the MD&A Overview in future filings substantially as follows (to include the following underlined additions), based on the disclosure appearing in the Company’s Form 10-K for the year ended December 31, 2008:

“We present the non-GAAP financial measure gross margin, before purchase accounting adjustments because we use this measure to monitor and evaluate the operational performance of our business and to assist analysts, investors and lenders in their comparisons of operational performance across companies, many of whose results will not include similar adjustments.  A reconciliation of the non-GAAP financial measure to its equivalent GAAP measure included in the respective tables.”

We do not use this non-GAAP financial measure for additional purposes that are not disclosed above.

Critical Accounting Policies, page 35

4.               Staff’s Comment:  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please revise your discussion of critical accounting policies to disclose:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•                  To the extent the estimated fair value of one or more of your reporting units does not substantially exceed your carrying amount, please disclose the following:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to the reporting unit;

•                  Description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time; and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:  With respect to reporting units for which we test for impairment of goodwill, we will expand our critical accounting policy disclosure in future filings to include the information referenced in the first bullet of the Staff’s comment 4 substantially as follows (to include the following underlined additions), based on the disclosure appearing in the Company’s Form 10-K for the year ended December 31, 2008:

“For goodwill, possible impairment is evaluated after considering the estimated fair value of each reporting unit.  Each reporting unit constitutes a business for which discrete financial information is available and management reviews its operating results.  Our reporting units are medical equipment outsourcing, technical and professional services, and medical equipment sales and remarketing.”

With respect to fair values of reporting units at December 31, 2008, all three reporting units had estimated fair values which substantially exceeded carrying values.  Accordingly, we believe our existing disclosure is appropriate.  However, we will consider the additional disclosures suggested by the Staff in our future filings if the estimated fair value of one or more of our reporting units does not substantially exceed the carrying amount.

5.               Staff’s Comment:  In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including indefinite-lived and definite-lived intangible assets, please disclose the following:

•                  How you determine when your long-lived assets, including trade names should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•                  How you group long-lived assets for impairment and your basis for that determination;

•                  Sufficient information to enable a reader to understand how you apply your hypothetical royalty value associated with your estimated cash flows in estimating the fair value of your trade names; and

•                  For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups.

Response:  In future filings we will provide the information referenced in the Staff’s comment 5 substantially as follows (to include the following underlined additions), based on the disclosure appearing in the Company’s Form 10-K for the year ended December 31, 2008:

“For indefinite lived intangible assets, including goodwill and trade names, we review for impairment annually and upon the occurrence of certain events as required by ASC 350-20-35-30.  We monitor the occurrence of certain events quarterly.  For goodwill, possible impairment is evaluated based on the estimated fair value of each reporting unit.  Each reporting unit constitutes a business for which discrete financial information is available and management reviews its operating results.  Our reporting units are medical equipment outsourcing, technical and professional services, and medical equipment sales and remarketing.  No goodwill impairments have been recognized in 2008, 2007 or 2006.

For our trade names, our calculation of estimated fair value is made using the “relief from royalty method,” which assumes that a trade name has a fair value equal to the present value of the royalty attributed to it.  The royalty income attributable to a trade name represents the hypothetical cost savings that are derived from owning the trade name versus paying royalties to license the trade name from another owner.  Accordingly, we estimate a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the trade name for each of our Medical Equipment Outsourcing and Technical and Professional Services segments.

For long-lived and amortizable intangible assets, an impairment is evaluated when an event (such as those noted in ASC 360-10-35-21) is indicated.  This evaluation is conducted at the lowest level of identifiable cash flows for the long-lived and amortizable asset subject to evaluation.  If there is an indication of impairment based on this evaluation, possible impairment is evaluated based on the estimated fair value of the long-lived or amortizable asset in comparison to its carrying value.  Our amortizable intangible assets consist of the following discrete items:  Customer relationships, a supply agreement, a technology database, non-compete agreements and favorable lease agreements.  For other long-lived assets, primarily movable medical equipment, we continuously monitor specific makes/models for events such as product recalls or obsolescence.”

With the exception of Technical and Professional Services trade names, for which we disclosed an impairment, as of December 31, 2008 we did not have any material indefinite lived asset groups for which fair value did not substantially exceed carrying value.  Accordingly, we believe our existing disclosure is adequate.  However, we will consider the additional disclosures suggested by the Staff in our future filings if the estimated fair value of one or more of our indefinite lived asset groups or long-lived asset groups, subject to further impairment testing, does not substantially exceed the carrying amount.

6.               Staff’s Comment:  Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management.  Please describe the nature of the positive and negative evidence you considered in your determination that gross deferred tax assets of $75.3 million were recoverable as of December 31, 2008 and how that evidence was weighted.  Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Response:  ASC 740-10-30-18 notes four possible sources of taxable income available under the tax law to realize a tax benefit for deductible temporary differences and carry forwards, the first of which is future reversals of existing taxable temporary differences.  In determining whether our deferred tax assets were recoverable at 12/31/08, we scheduled the estimated dates of reversal for our deferred tax assets and liabilities in order to calculate the taxable income generated solely from reversals of deferred tax items.  After performing this exercise, we concluded that all existing net operating loss carry forwards (“NOLs”) would be utilized prior to expiration without assuming any future earnings.  Please note that ASC 740-10-30-18 specifically states “to the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered.”

Our sizable deferred tax liabilities are comprised primarily of temporary differences created from accelerated tax depreciation.  Accordingly, we determined that there was no need for us to make material assumptions because the reversals of these deferred tax liabilities are known.

In future filings we will expand our disclosure substantially as follows (to include the following underlined additions), based on the disclosure appearing in the Company’s Form 10-K for the fiscal year ended December 31, 2008:

“The Company evaluates the recoverability of its deferred tax assets by scheduling the expected reversals of non-tax deferred tax assets and liabilities in order to determine whether net operating loss carry forwards are recoverable prior to expiration in accordance with ASC

740-10-30-18.  If future earnings or other assumptions are required in order for such future tax benefits to be realized, the Company will evaluate whether a valuation allowance is required.”

Results of Operations

Results of Operations for the Year Ended December 31, 2008 (Successor) compared to the Seven Months Ended Year Ended December 31, 2007 (Successor) and Five Months May 31, 2007 (Predecessor), page 40

7.               Staff Comment:  Please expand/revise your discussion under results of operations for all periods to:

•                  Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix.  For example, you explain on page 40 that increased revenues were driven by organic and competitive takeaways in your acute care and asset management partnership programs and incremental business from new and existing technology.  However, you do not quantify the impact of these factors; and

•                  Provide a more robust explanation for the changes in line items within your statements of operations.  For example, you indicated that the increase in cost of revenue was associated with increased freight, employee and vehicle related expenses without further explanations as to the extent of each factor identified.

This is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment.  Set Item 303(a)(3) of Regulation S-K.

Response:  Because of our change in control as of May 31, 2007 and the resulting revaluation of our balance sheet at that date, our financial statements for “predecessor” Company periods prior to May 31, 2007 are not comparable to “successor” Company periods after that date.  Accordingly, it is very difficult to quantify changes in operating results in our MD&A disclosures.  However, we have disclosed significant, one-time items related to the May 31, 2007 transaction as these items generally occur in only one reported period.

In our next Form 10-K filing for the year ended December 31, 2009 and in subsequent filings, we will enhance our MD&A disclosures to provide the information referenced in Staff comment 7 in discussing 2009 results versus 2008 results, because the financial statements for both full-year periods are reported for the successor Company.  The text below is an example of the type of disclosure we intend to provide in our upcoming Form 10-K and future filings:

Total revenue in the Medical Equipment Outsourcing segment increased $xxx.x million, or xx.x%, to $xxx.x million for the year ended December 31, 2009 as compared to the same period of 2008.  This increase was primarily driven by an increase of our AMPP customer count of xx.x% and an increase in our other outsourcing customer count of xx.x%.

Total cost of revenue in the segment increased $xxx.x million, or xx.x%, to $xxx.x million for the year ended December 31, 2009 as compared to the same period of 2008. This increase is primarily attributable to higher employee-related expenses of $xxx.x million due to servicing more customers and was partially offset by a decrease in freight expense of $xxx.x million and other expense of $xxx.x million.

Medical equipment depreciation increased $xxx.x million, or xx.x%, to $xxx.x million for the year ended December 31, 2009 as compared to the same period of 2008.  The increase in medical equipment depreciation primarily relates to the increase in medical equipment purchases to service our new outsourcing customers.  Medical equipment depreciation for the years ended December 31, 2009 and 2008 include $xxx.x and $xxx.x million, respectively, of purchase accounting adjustments related to the step-up in carrying value of our medical equipment

Liquidity and Capital Resources

Liquidity, page 58

8.               Staff’s Comment:  You indicate that cash provided by (used in) operating activities was $56.3, $(4.5), $34.3 and $48.9 million for the year ended December 31, 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and year ended December 31, 2006.  However, you have not identified the components that resulted in the increase in your cash flows from operations for the year ended December 31, 2008.  Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued and other liabilities.  Please revise your disclosure for all periods presented.

Response:  As noted in our response to Staff comment 7, our predecessor’s financial statements were not comparable to the successor Company’s financial statements.  Cash provided by operating activities for the five months ended May 31, 2007 was not affected by accruals and non-cash write-

offs related to the May 31, 2007 Transaction for the period ended May 31, 2007, as these items were included in net income and simply added back via various lines in the operating activities section of the cash flow statement.  However, total cash flows from operating activities for the seven months ended December 31, 2007 were affected by the actual payment of some of the expenses that were previously accrued.

In future filings we will expand our disclosure substantially as follows (to include the following underlined additions), based on the disclosure appearing in the Company’s Form 10-K for the fiscal year ended December 31, 2008:

“Net cash provided by (used in) operating activities was $56.3, $(4.5), $34.3 and $48.9 million for the year ended December 31, 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and year ended December 31, 2006, respectively.

Cash used in operating activities during the seven months ended December 31, 2007 was impacted by the cash payments related to the previously accrued loss on extinguishment of debt of $16.8 million and $19.7 million of previously accrued Transaction costs.

Cash provided by operating activities during the twelve months ended December 31, 2008 was not affected by Transaction expenses.”

In future filings, we will also enhance our liquidity disclosures by discussing increases and decreases in the components of cash flows from operations for 2009 vs. 2008.

9.               Staff’s Comment:  On page 60, you indicate that you were in compliance with all debt covenants at December 31, 2008.  You also indicate on page 56 that your senior secured credit facility contains a minimum ratio of trailing four-quarter EBITDA to cash interest expense.  Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements.  For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios.  Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response:  Our current disclosure on page 56 reads as follows:

“The senior secured credit facility also contains a financial covenant that is calculated if our available borrowing capacity is less than $15.0 million for a certain period.  Such covenant consists of a minimum ratio of trailing four-quarter EBITDA to cash interest expense, as defined in the credit agreement dated May 31, 2007.”

We believe that the provision disclosed above is our only material debt covenant.  As of December 31, 2008, $49.0 million was owed on this $135.0 million facility, thus $86.0 million of borrowing capacity was available, $71.0 million above the amount where the disclosed covenant would be triggered.

The terms of each of our material debt agreements include customary events of default, including cross defaults.  If a stated event of default occurs, the appropriate lender(s) under the related debt agreement would be entitled to take various actions, including the acceleration of debt under the agreement (in some cases subject to a cure period).  We have provided disclosure regarding the existence of such events of default with respect to our senior secured credit facility on page 56 of the Company’s Form 10-K for the year ended December 31, 2008, as set forth below:

“The senior secured credit facility specifies certain events of default, including among others, failure to pay principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, bankruptcy events, certain ERISA-related events, cross-defaults to other material agreements, change of control events, and invalidity of guarantees or security documents.  Some events of default will be triggered only after certain cure periods have expired, or will provide for materiality thresholds.  If such a default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including all actions permitted to be taken by a secured creditor and the acceleration of amounts due under the senior secured credit facility.”

In our future filings, we will expand our disclosure to describe the existence of such events of default and cross default provisions in each of our material debt agreements in a manner similar to the way in which we have provided that disclosure regarding the senior secured credit facility.

Financial Statements

2.  Significant Accounting Policies

Revenue Recognition, page F-10

10.         Staff’s Comment:  You indicate that you report only your portion of revenues earned under certain revenue share agreements.  Please provide the following:

•                  Please disclose your consideration of the criteria for reporting revenue as outlined in EITF 99-19;

•                  Please tell us whether revenue recognized under revenue sharing arrangements are material to your financial statements; and

•                  Please tell whether your revenue sharing arrangements impact your gross margins.  If so, please discuss the impact in MD&A, where applicable.

Response:   We have analyzed the indicators of gross vs. net revenue reporting outlined in ASC 605-45 (formerly EITF 99-19).  The following indicators all point to net revenue reporting: General inventory and physical loss risk (manufacturer retains title, general inventory risk and risk of physical loss while the equipment is on rental), discretion in supplier selection (we have no discretion), determination of product or service specifications (manufacturers do not build product to our specifications), fixed earnings amount (we earn a fixed percentage of billings).  Thus, these four indicators suggest net revenue reporting is appropriate.

We consider three of the indicators to be neutral as to gross or net reporting.  The primary obligor indicator is neutral because no possibility of a revenue share equipment rental can occur without the manufacturer’s contribution of equipment, though we handle billing, delivery, setup and logistics.  Latitude in establishing price is a neutral indicator since it is performed jointly with the manufacturer. Credit risk is another neutral indicator, because that risk is shared between the Company and the manufacturer.

None of the indicators listed in ASC 605-45 suggest gross revenue reporting.

We will expand our disclosure in future filings substantially as follows (to include the underlined additions), based on the disclosure appearing in the Company’s Form 10-K for the fiscal year ended December 31, 2008:

“The Company reports only its portion of revenues earned under certain revenue sharing arrangements in accordance with ASC 605-45 (formerly Emerging Issues Task Force (“EITF”) No. 99-19,  Reporting Revenue Gross as a Principal versus Net as an Agent) because, among other factors, the equipment manufacturer retains title to the equipment and maintains general inventory and physical loss risk of equipment on rental and because we earn a fixed percentage of the billings to customers.”

We do not believe that revenue recognized related to our revenue sharing arrangements, to date, is material to our financial statements (2.2% of total revenues for 2008). Also, we manage our revenue sharing arrangements as extensions of our medical equipment outsourcing business.  In other words, we manage, deliver and maintain revenue sharing equipment utilizing the same resources as company-owned equipment.  While it is true that certain expenses such as depreciation and personal property taxes are not incurred related to revenue share equipment, it is also true that fewer revenue dollars are recognized because we act as the agent in the arrangement.  We believe that gross margin dollars related to medical equipment outsourcing of revenue sharing equipment are economically comparable to medical equipment outsourcing of Company-owned equipment.  Should the effect of revenue sharing arrangements become material to the Company’s financial statements in the future, we will consider further disclosure in future filings.

Form 10-Q for the Quarter Ended September 30, 2009

General

11.         Staff’s Comment:  Please address the comments above in your interim filings as well.

Response:  We will address Staff comments in 2 through 10 above, as appropriate, in our future interim filings beginning with our Form 10-Q for the quarter ending March 31, 2010.

4. Fair Value Measurements, page 8

12.        Staff’s Comment:  In the fourth quarter of 2008, you indicate that you recognized an impairment charge of $4.0 million related to your technical and professional services segment.  Given that you have recorded asset impairment charges, please enhance your disclosures required by paragraphs 33 through 35 of SFAS 157 to include all assets, including trade names, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition, as applicable.  Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements.

Response:  In accordance with FSP 157-2, we adopted SFAS 157 for non-financial assets on January 1, 2009.  If a non-recurring fair value disclosure item as prescribed in paragraphs 33-35 of SFAS 157 were to occur in or after 2009, we would add those disclosures to our future filings.

10. Stock-Based Compensation, page 10

13.         Staff’s Comment:  You state that “Our Parent’s compensation committee determined the exercise price for options issued during the nine months ended September 30, 2009 by reference to an estimated fair market value of the Parent’s stock as determined reasonably and in good faith by the Parent’s board of directors.”  Please provide the following:

•                  Please tell us and disclose how you determined that the estimated fair value of your Parent’s stock was reasonable;

•                  Please disclose your basis for determining the fair value used in your Black-Scholes calculations;

•                  Please also disclose whether you have obtained any recent valuations by an outside valuation expert; and

•                  Please disclose how you used a peer group of companies’ EBITDA multiple valuation in determining the estimated fair value used in your Black-Scholes calculations.

Response:  We believe the April 1, 2009 grant of stock options was immaterial because it represented only 4% of the options outstanding as of that date and the income statement effect of the grant was immaterial (less than $100,000).  In valuing the Parent’s April 1, 2009 stock price, our Parent’s board of directors considered a variety of factors including peer group multiples, M&A multiples, and discounted cash flow analyses.  Given the immateriality of this particular grant, we did not consider it necessary to provide details around the valuation methodology in our disclosure.   However, if we do have material stock option grants in the future, we will disclose our methodology for determining the estimated fair value of the Parent’s stock and how we determined it to be reasonable.  Also, we will disclose if we utilized an outside valuation expert for future material grants.  Finally, we will disclose our basis for determining the fair value used in our Black-Scholes calculations.

*   *   *   *

Further to the Staff’s request on page 6 of the comment letter, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Please address any questions to the undersigned at (952) 893-3254.

Sincerely,

/s/ Rex T. Clevenger	/s/ Scott M. Madson

Rex T. Clevenger	Scott M. Madson
Executive Vice President and Chief Financial Officer	Vice President, Controller and Chief Accounting Officer

cc: Diana J. Vance-Bryan, General Counsel